ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated October 30, 2007

100% Principal Protection

Absolute Return Barrier Notes Linked to the MSCI EAFE Index®

Investment Strategies for Uncertain Markets

Lehman Brothers Holdings Inc. Notes linked to the MSCI EAFE Index® due May 29, 2009

Investment Description

The 100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE Index® (the “Notes”) provide a potential opportunity to hedge your exposure to equity securities, as represented by the MSCI EAFE Index® (the “Index”), while benefiting from moderately positive or negative returns of the Index. If the Index never closes 22.8% to 25.8% (to be determined on the Trade Date and to which percentage we refer to as the “Absolute Return Barrier”) above or below the Index Starting Level on any trading day during the Observation Period, at maturity you will receive your principal plus a return equal to the absolute value of the Index return. Otherwise, at maturity you will receive only your principal.

Features

❑	Hedging Opportunity – You have the potential to hedge your exposure to the MSCI EAFE Index® while benefiting from moderately positive or negative returns over the 18-month term of the Notes.

❑

Potential for Equity-Linked Performance – If the Index never closes 22.8% to 25.8% (to be determined on the Trade Date) above or below the Index Starting Level, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital – At maturity, you will receive a cash payment equal to at least 100% of your principal.

❑	Foreign Currency Exposure – Because the Index—but not its component stocks—is denominated in U.S. dollars, you will have foreign currency exposure with respect to the Index.

Key Dates1

Trade Date	November 27, 2007
Settlement Date	November 30, 2007
Final Valuation Date	May 26, 2009
Maturity Date	May 29, 2009

[1]

The Notes are expected to trade on or about November 27, 2007 and settle on or about November 30, 2007. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

Security Offerings

We are offering 100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE Index®. The Notes are offered at a minimum initial investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 550-I dated October 17, 2007, underlying supplement no. 970 dated October 17, 2007 and this term sheet. See “Key Risks” on page 5, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 550-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 970 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 550-I, underlying supplement no. 970 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC-insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100.00%	1.75%	98.25%
Total	[ ]	[ ]	[ ]

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 550-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 970 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 550-I, underlying supplement no. 970, this term sheet, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 550-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 550-I and “Risk Factors” in the accompanying underlying supplement no. 970, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 550-I dated October 17, 2007: http://www.sec.gov/Archives/edgar/data/806085/000119312507220350/d424b2.htm

♦	Underlying supplement no. 970 dated October 17, 2007: http://www.sec.gov/Archives/edgar/data/806085/000119312507220430/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006: http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006: http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the 100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE Index® that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity

♦

You believe that the Index will appreciate or depreciate over the Observation Period and that any appreciation or depreciation is unlikely to exceed the Upper or Lower Index Barrier on any trading day during the Observation Period

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦	You are willing to invest in securities for which there may be little or no secondary market

♦	You are willing to forgo dividends paid on the stocks included in the Index

♦	You are willing to invest in securities with exposure to foreign exchange rate fluctuations

♦	You seek an investment with exposure to certain international markets

The Notes may not be suitable for you if, among other considerations:

♦

You believe the Index is likely to rise or fall over the Observation Period and that any rise or fall is likely to exceed the Upper Index Barrier or Lower Index Barrier on any trading day during the Observation Period

♦	You are unable or unwilling to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

♦	You do not seek an investment with exposure to foreign exchange rate fluctuations

♦	You do not seek an investment with exposure to certain international markets

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 550-I, underlying supplement no. 970 and the MTN prospectus supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	Approximately 18 months

Index	The MSCI EAFE Index® (Ticker: MXEA) (the “Index”)

Principal Protection	100% if held to maturity

Payment at Maturity (per $10 principal amount Note)

If the Index closing level on any trading day during the Observation Period is not above the Upper Index Barrier or below the Lower Index Barrier, you will receive a cash payment, for each $10 principal amount Note:

$10 + [$10 × Absolute Index Return]

If the Index closing level on any trading day during the Observation Period is above the Upper Index Barrier or below the Lower Index Barrier, you will receive a cash payment of $10 for each $10 principal amount Note.

Absolute Index Return	Absolute value of: Index Ending Level - Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date

Index Ending Level	The closing level of the Index on the Final Valuation Date

Observation Period	The period starting on (but excluding) the Trade Date and ending on (and including) the Final Valuation Date

Absolute Return Barrier	22.8% to 25.8%. The actual Absolute Return Barrier will be determined on the Trade Date.

Upper Index Barrier	Index Starting Level × (1 + Absolute Return Barrier)

Lower Index Barrier	Index Starting Level × (1 - Absolute Return Barrier)

CUSIP	52522L376

ISIN	US52522L3767

Determining Payment at Maturity

At maturity, you will receive a cash payment of your principal of $10 per $10 principal amount Note.
At maturity, you will receive a cash payment, for each $10 principal amount Note, of your principal of $10 plus the Absolute Index Return multiplied by $10: $10 + [$10 × Absolute Index Return]

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following examples and table illustrate the Payment at Maturity for a $10 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$10.00

Index Starting Level:	2,350.84 (hypothetical)*

Principal Protection:	100% at maturity

Term:	Approximately 18 months

Absolute Return Barrier:	24.3%*

Upper Index Barrier:	2,922.09, which is 24.3% above the Index Starting Level*

Lower Index Barrier:	1,779.59, which is 24.3% below the Index Starting Level*

Observation Period:	The period starting on, but excluding, the Trade Date and ending on, and including, the Final Valuation Date

*	The actual Index Starting Level, Absolute Return Barrier, Upper Index Barrier and Lower Index Barrier for the Notes will be set on the Trade Date

		The Index Never Closes Outside Absolute Return Barrier*			The Index Closes Outside Absolute Return Barrier**
Index Ending Level	Index Return	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
4,701.68	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
4,231.51	80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
3,761.34	60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
3,291.18	40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2,922.09	24.30%	$2.43	$12.43	24.30%	$0.00	$10.00	0.00%
2,821.01	20.00%	$2.00	$12.00	20.00%	$0.00	$10.00	0.00%
2,585.92	10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
2,350.84	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
2,115.76	-10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1,880.67	-20.00%	$2.00	$12.00	20.00%	$0.00	$10.00	0.00%
1,779.59	-24.30%	$2.43	$12.43	24.30%	$0.00	$10.00	0.00%
1,410.50	-40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
940.34	-60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
470.17	-80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%

*	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period
**	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on at least one trading day during the Observation Period

Example 1: On a trading day during the Observation Period, the Index closes at 30% above the Index Starting Level and the Index Ending Level is 20% above the Index Starting Level. Since the Index closed at a level above the Upper Index Barrier, you will receive a Payment at Maturity of $10.00 per $10 principal amount Note.

Example 2: During the Observation Period, the Index never closes above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 20% above the Index Starting Level. You will receive a Payment at Maturity of $12.00 per $10 principal amount Note.

Example 3: On a trading day during the Observation Period, the Index closes 30% below the Index Starting Level and the Index Ending Level is 20% below the Index Starting Level. Since the Index closed at a level below the Lower Index Barrier, you will receive a Payment at Maturity of $10.00 per $10 principal amount Note.

Example 4: During the Observation Period, the Index never closes above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 20% below the Index Starting Level. You will receive a Payment at Maturity of $12.00 per $10 principal amount Note.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [    ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $10 Note is $[            ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 550-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 550-I and in the “Risk Factors” section of the accompanying underlying supplement no. 970. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

No Principal Protection Unless You Hold the Notes To Maturity—The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Market Risk—Amounts payable on the Notes and their market value will depend on the performance of the Index and will depend on where the Index closes on any single trading day during the Observation Period. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX CLOSES EITHER ABOVE THE UPPER INDEX BARRIER OR BELOW THE LOWER INDEX BARRIER DURING THE OBSERVATION PERIOD.

♦

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower Payment at Maturity than you would have received if you had invested in the Index, any of the stocks underlying the Index, or contracts related to the Index. If the Index Ending Level is above the Index Starting Level but the Index closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive only the principal amount of your Notes.

♦

The Absolute Return Barrier Limits Your Potential Return—The appreciation potential of the Notes is limited to the Absolute Return Barrier of 22.8% to 25.8% (to be determined on the Trade Date), regardless of the performance of the Index. The appreciation potential of the Notes is limited to the Absolute Return Barrier.

♦

The Index Return Will Not Be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar, But the Notes Will Have Exposure to Exchange Rate Fluctuations—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity. However, because the Index—but not its component stocks—is denominated in U.S. dollars, you will have foreign currency exposure with respect to the Index, and the value of your Notes will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such component stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, the value of your Notes may increase or decrease at maturity.

♦

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.175 per $10 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity—The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and Our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in the MSCI EAFE Index®. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research and other opinions that are inconsistent with an investment position in the MSCI EAFE Index®. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 550-I.

♦	Uncertain Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Credit of Issuer—An investment in the Notes will be subject to the credit risk of Lehman Brothers Holding Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

♦

The Amount Payable at Maturity Will Not Be Adjusted For Changes in Exchange Rates that Might Affect the Index—Although the stocks composing the Index are traded in currencies other than U.S. dollars, and the Notes, which are linked to the Index, are denominated in U.S. dollars, the amount payable on the Notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks that make up the Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the amount payable on the Notes at maturity. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in product supplement no. 550-I and this term sheet.

♦

Notes Linked to the Index Will Have Exposure to Fluctuations in Foreign Exchange Rates—Because the Index is denominated in U.S. dollars, but its components stocks are denominated in foreign currencies, you will have foreign currency exposure. The value of your Notes will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, the value of your Notes may increase or decrease at maturity.

The MSCI EAFE Index®

The MSCI EAFE Index® is published by Morgan Stanley Capital International Inc. (“MSCI”). As discussed more fully in underlying supplement no. 970 under the heading “The MSCI EAFE Index®,” the MSCI EAFE Index® is intended to provide a performance benchmark for selected developed equity markets in Europe, Asia, Australia and the Far East. The calculation of the value of the MSCI EAFE Index® is a free float weighted average of the U.S. dollar values of all the equity securities constituting the MSCI indices for 21 selected countries. As of October 16, 2007, the identity and country weight of the five largest countries represented in the Index are as follows: United Kingdom (22.73%), Japan (20.41%), France (10.25%), Germany (8.57%) and Australia (6.87%).

You can obtain the level of the MSCI EAFE Index® at any time from the Bloomberg Financial Markets page “MXEA <Index> <GO>“ or from the MSCI website at www.mscibarra.com.

The graph below illustrates the performance of the MSCI EAFE Index® from October 24, 1997 to October 26, 2007. The historical levels of the MSCI EAFE Index® should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The MSCI EAFE Index® closing level on October 26, 2007 was 2,349.17.

The information on the MSCI EAFE Index® provided in this document should be read together with the discussion under the heading “The MSCI EAFE Index®” beginning on page US-2 of underlying supplement no. 970. Information contained in the MSCI website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sales of the Notes.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.